Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ETGMF

September 20, 2006

Vancouver, British Columbia, Entourage Mining Ltd. (“Entourage or the Company”) announces that the Company has agreed to extend the expiration date of 206,000 warrants with a strike price of USD $0.25 for a period of 31 days. These warrants, with an original expiration of September 22, 2006 will now have an expiration date of October 23, 2006.

All other terms of the warrants remain unchanged.

On behalf of the Board,

/s/ “Gregory F Kennedy”

Gregory F Kennedy
President

Telephone: 604-669-4367	Cell: 250-216-2299	Facsimile: 604-669-4368
Email: info@entouragemining.com